May 26, 2022

Division of Corporation Finance

U.S. Securities and Exchange Commission

Washington, D.C. 20549

Attention: Mark Brunhofer and Sharon Blume, Office of Finance

Re:	Burford Capital Limited
Form 20-F for the Fiscal Year Ended December 31, 2021
Filed March 29, 2022
File No. 001-39511

Dear Mr. Brunhofer and Ms. Blume:

Burford Capital Limited (“Burford” or the “Company”) has today submitted to the U.S. Securities and Exchange Commission (the “SEC”), via EDGAR, this letter, setting forth Burford’s responses to the comments of the staff of the SEC (the “Staff”) contained in your letter, dated April 29, 2022 (the “Comment Letter”), relating to Burford’s Annual Report on Form 20-F for the fiscal year ended December 31, 2021 filed with the SEC on March 29, 2022.

The numbered paragraphs and headings below correspond to those set forth in the Comment Letter. The Staff’s comments are set forth in bold, followed by Burford’s response to such comments.

Form 20-F for the Fiscal Year Ended December 31, 2021

Consolidated statements of comprehensive income, page 78

1.	Please tell us how your presentation of your consolidated statements of comprehensive income complies with the requirements of Rule 5-03 of Regulation S-X. In your response, specifically address the following matters:
●	Tell us how the use of "income" and "total income" is consistent with the concepts of sales and revenues in sub-paragraph 1 of Rule 5-03.
●	Tell us why it is appropriate to include "marketable securities income and bank interest" and "unrealized gain/(loss) relating to third-party interest in capital provision assets" as components of "total income" when they appear to be non-operating income under sub-paragraph 7.
●	Tell us why you do not present "costs and expenses applicable to sales and revenues" separate from "other operating costs and expenses" as required by sub-paragraphs 2 and 3.

info@burfordcapital.com www.burfordcapital.com

●	Represent to us that in future filings you will present aggregate comprehensive income and then separately allocate it to noncontrolling interests and controlling interests consistent with sub-paragraphs 22, 23 and 24. In this regard, we note that although you indicate that your comprehensive (loss)/income computation begins with "net (loss)/income," the amounts presented are your "net (loss)/income attributable to ordinary shares." In your response, tell us why none of the other comprehensive income in any period presented relates in part to your noncontrolling interests.

The Company has reviewed and reconsidered the requirements of Rule 5-03 of Regulation S-X and has addressed below each of the four points in the order they were raised:

●	The Company has reviewed sub-paragraph 1 of Rule 5-03 of Regulation S-X and, while the Company’s activities do not align well with the definitions and examples provided, the Company agrees that in future filings the nomenclature will be updated to “revenues” and “total revenues.”
●	The question covers two separate line items in the consolidated statements of comprehensive income:
o

“Marketable securities income and bank interest” – the Company’s historical view and treatment under the International Financial Reporting Standards (“IFRS”) was that the Company holds cash and other liquid assets to facilitate the funding of litigation finance commitments, including definitive commitments, that the Company has made but not yet funded, and that cash and marketable securities are an integral part of the Company’s revenue-producing operating activities. The amount of gains and losses relating to the marketable securities is related to its liquidity management and is not a material component of its revenues. Management did not identify any specific difference between IFRS and the generally accepted accounting principles in the United States (“US GAAP”) with respect to this treatment and noted it is consistent with other US GAAP filers in comparable lines of business, such as Blackstone Inc.

o

“Unrealized gain/(loss) relating to third-party interest in capital provision assets” – this item relates to the third-party interests held in Colorado Investments Limited ("Colorado") as well as third-party interests resulting from capital provision asset subparticipations. The amounts reported are correlated to the capital provision income and therefore considered a core part of the Company’s operating activity. Please refer to the Company’s response to Comment #5 below for further details regarding the nature of this item.

●	Sub-paragraph 2 of Rule 5-03 of Regulation S-X requires separate presentation of “(a) cost of tangible goods sold, (b) operating expenses of public utilities or others, (c) expenses applicable to rental income, (d) cost of services, and (e) expenses applicable to other revenues. Sub-paragraph 3 of Rule 5-03 further requires separate reporting for “any material amounts not included under caption 2 above.” The Company’s primary assets are all financial assets (i.e., derivatives) and, therefore, the Company does not have any tangible goods sold nor any material direct expenses associated with the gains and losses on capital provision assets. The most significant costs for the Company are personnel and related costs, which are included in operating costs.
●	The Company agrees that in future filings it will present aggregate comprehensive income and then separately allocate it to non-controlling interests and controlling interests consistent with sub-paragraphs 22, 23 and 24. The Company’s other comprehensive income relates to the change in foreign currency translation adjustment, none of which relates to entities in which the Company has non-controlling interests.

Consolidated statements of cash flows, page 80

2.	Please tell us why it is appropriate to classify your proceeds and funding of both capital provision assets and marketable securities as operating activities. Reference for us the authoritative literature you rely upon to support your classification. In your response, tell us whether you actively trade the various securities in your marketable securities portfolio.

The core business purpose of the Company is the provision of capital and expertise, to clients or as a principal, in connection with (i) the underlying asset value of litigation claims and enforcement of settlements, judgments and awards, (ii) the amount paid to law firms as legal fees and (iii) the value of assets affected by litigation. These contractual arrangements are presented as capital provision assets on the consolidated statements of financial position and the returns on those assets form the principal revenues earned by the Company. The Company therefore believes the cash flows associated with capital

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provision assets represent the operating activities of the Company and should be presented as cash flows from operating activities on the statement of cash flows, given it is the Company’s principal source of revenue and the core to the Company’s operations. This view is consistent with the Company’s prior classification under IFRS, and management did not expect or identify any differences in US GAAP with respect to this classification.

Accounting Standards Codification (“ASC”) 230 statement of cash flows sets out the principles to be applied in the presentation of cash flows and, in a number of instances, requires judgment in the classification of certain cash payments and receipts. ASC 230-10-20 (Master Glossary) defines operating activities as follows:

“Operating activities include all transactions and other events that are not defined as investing or financing activities (see paragraphs 230-10-45-12 through 45-15). Operating activities generally involve producing and delivering goods and providing services. Cash flows from operating activities are generally the cash effects of transactions and other events that enter into the determination of net income.”

ASC 230-10-45-16 “All of the following are cash inflows from operating activities:

a.	Cash receipts from sales of goods or services, including receipts from collection or sale of accounts and both short- and long-term notes receivable from customers arising from those sales. The term goods includes certain loans and other debt and equity instruments of other entities that are acquired specifically for resale, as discussed in paragraph 230-10-45-21.
b.	Cash receipts from returns on loans, other debt instruments of other entities, and equity securities—interest and dividends.
c.	All other cash receipts that do not stem from transactions defined as investing or financing activities, such as amounts received to settle lawsuits and refunds from suppliers.”

ASC 230-10-45-17 “All of the following are cash outflows for operating activities:

a.	Cash payments to acquire materials for manufacture or goods for resale, including principal payments on accounts and both short- and long-term notes payable to suppliers for those materials or goods. The term goods includes certain loans and other debt and equity instruments of other entities that are acquired specifically for resale, as discussed in paragraph 230-10-45-21.
b.	Cash payments to other suppliers and employees for other goods or services).
c.	Cash payments to governments for taxes, duties, fines, and other fees or penalties.
d.	Cash payments to lenders and other creditors for interest, including the portion of the payments made to settle zero-coupon debt instruments that is attributable to accreted interest related to the debt discount or the portion of the payments made to settle other debt instruments with coupon interest rates that are insignificant in relation to the effective interest rate of the borrowing that is attributable to accreted interest related to the debt discount. For all other debt instruments, an issuer shall not bifurcate cash payments to lenders and other creditors at settlement for amounts attributable to accreted interest related to the debt discount, nor classify such amounts as cash outflows for operating activities.
e.	Cash payment made to settle an asset retirement obligation.
ee.

Cash payments, or the portion of the payments, not made soon after the acquisition date of a business combination by an acquirer to settle a contingent consideration liability that exceed the amount of the contingent consideration liability recognized at the acquisition date, including measurement-period adjustments, less any amounts paid soon after the acquisition date to settle the contingent consideration liability. See also paragraph 230-10-45-15(f).

f.	All other cash payments that do not stem from transactions defined as investing or financing activities, such as payments to settle lawsuits, cash contributions to charities, and cash refunds to customers.”

EY Financial Reporting Developments on Statement of Cash Flows section 3.5 states:

“Operating cash flows include all transactions and other events that are not defined as investing or financing activities. That general rule is overcome if the transaction meets the definition of financing or investing activities. For example, all cash

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received from the sale of property, plant and equipment is usually classified as an investing activity. However, real estate companies that acquire real estate for resale in the normal course of business might classify the cash flows of the real estate sales as operating cash flows.”

The Company’s normal course of business is the origination of capital provision assets and the receipt of proceeds on such capital provision assets when they conclude. Consistent with the guidance set out in the EY Financial Reporting Developments on Statement of Cash Flows referenced above that uses the example of a real estate company, management considers the most appropriate classification for the cash flows associated with its core activity as operating cash flows and not investing activity.

With respect to marketable securities, the Company’s response to Comment #1 above notes the Company’s view that its cash management activities are an integral part of the Company’s operating activities.

Note to the consolidated financial statements

Note 2: Summary of significant accounting policies

Fair value of financial instruments, page 84

3.	Please tell us why and how your single case, portfolio, portfolio with equity risk and legal risk management capital provision assets meet the definition of a derivative and qualify for derivative accounting. Reference for us the authoritative literature you rely upon to support your accounting. In your response address each element of the definition of a derivative in ASC 815-10-15-83, with specific discussion as to how these capital provision assets have no initial net investment or an initial net investment that is smaller than would be required for other types of contracts that would be expected to have a similar response to changes in market factors and how they are net settleable.

In its assessment of whether single case, portfolio, portfolio with equity risk and legal risk management capital provision assets met the definition of a derivative, the Company considered the definition of a derivative provided by ASC 815-10-15-83, and the related guidance as follows:

ASC 815-10-15-83: A derivative instrument is a financial instrument or other contract with all of the following characteristics [emphasis added]:

a.	Underlying, notional amount, payment provision. The contract has both of the following terms, which determine the amount of the settlement or settlements, and, in some cases, whether or not a settlement is required:
1.	One or more underlyings.
2.	One or more notional amounts or payment provisions or both.
b.	Initial net investment. The contract requires no initial net investment or an initial net investment that is smaller than would be required for other types of contracts that would be expected to have a similar response to changes in market factors.
c.	Net settlement. The contract can be settled net by any of the following means:
1.	Its terms implicitly or explicitly require or permit net settlement.
2.	It can readily be settled net by a means outside the contract.
3.	It provides for delivery of an asset that puts the recipient in a position not substantially different from net settlement.

We concluded that each of the single case, portfolio, portfolio with equity risk and legal risk management capital provision assets contains the following four key elements of a derivative:

One or more underlyings. [ASC 815-10-15-83(a)(1)]

The underlying is occurrence or nonoccurrence of a settlement or a favorable / unfavorable court judgment that is consistent with ASC 815-10-15-88(h) for the “occurrence or nonoccurrence of a specified event.”

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One or more notional amounts or payment provisions or both. [ASC 815-10-15-83(a)(2)]

Each of the capital provision assets contains a payment provision that specifies a payment amount based on the occurrence of a settlement or a favorable court judgment. Although the amount paid upon settlement is not fixed in the agreement, it is determinable based on the Company’s capital provision agreements. Once the outcome of the underlying litigation is decided, the capital provision agreements specify how to determine the Company’s entitlement. For example, there is a formula within the contract that specifies how the proceeds should be calculated such that the Company, as the capital provider, is entitled a certain amount of the overall proceeds.

Initial net investment. [ASC 815-10-15-83(b)]

Since the potential payoff in the contract could be significantly greater than the initial net investment (i.e., the upfront payment and the present value of any future funding (if applicable)), the initial net investment is considered to be “smaller than would be required for other types of contracts expected to have similar responses to changes in market factors” (consistent with ASC 815-10-15-83(b)) and also “less, by more than a nominal amount, than the initial net investment that would be commensurate with the amount that would be exchanged to acquire the asset related to the underlying” (consistent with ASC 815-10-15-96).

Although the guidance does not provide examples of how to determine an initial net investment in the context of a contract having a fixed or determinable payment provision, when a contract has a payment provision, one needs to consider the amount of the initial investment required in the contract and compare that to the potential settlement amounts under the contract.

The nature of the Company’s capital provision assets is option-like because the payoff-profile is one sided. The greatest amount the Company can generally lose is its investment in the contract. If the plaintiff in underlying litigation is successful, the Company receives a payment (which can be multiples of the Company’s initial investment in the contract) and, if the plaintiff is not successful, no recovery is received. Unless an option contract is significantly in the money at inception, it generally has an upfront investment (i.e., the premium) that is less, by more than a nominal amount, than what would be required to own the underlying.

For example, pursuant to an insurance contract, there is amount paid upfront and, if an insured event occurs, a large payment would be received under the insurance contract. This is similar to the capital provision assets in that an amount is paid upfront and, depending on the outcome of the legal proceeding, a settlement amount will be received. Pursuant to ASC 815, an insurance contract would meet the definition of a derivative, but it receives a scope exception. Absent the scope exception, most insurance contracts would be required to be accounted for as derivatives. Given the nature of the Company’s contracts is similar (i.e., an insurance contract and a capital provision asset), where there is a small upfront payment with the potential to receive a large pay out (i.e., settlement) under the contracts based on the occurrence of a contingent event, the Company believes the capital provision assets meet the initial net investment criterion.

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Net settlement. [ASC 815-10-15-83(c)]

The Company’s capital provision assets only require payment from the counterparty (under the payment provision) if there are realizations from the underlying litigation matter (i.e., a successful outcome to the counterparty), which meets the contractual net settlement condition under ASC 815-10-15-100 because there is no requirement for the counterparty to deliver an asset associated with the underlying. If there are no realizations, in accordance with the non-recourse provision of the contract, the counterparty is not obligated to return the proceeds received to finance the litigation matter. Therefore, the terms of a capital provision assets are determined to explicitly require or permit net settlement.

4.	Please tell us why you elected the fair value option for each of the instruments identified in the second paragraph of this policy note. Represent to us that you will disclose the reason for each election in future filings as required by ASC 825-10-50-28a or tell us where you have made this disclosure in your filing.

The Company made such fair value option elections in order to have a consistent basis of presentation for all similar capital provision activity. The Company notes reference to the disclosure requirements under ASC 825-10-50-28a and will disclose the reason for each election in future filings as required by the ASC subparagraph.

Third-party interests in capital provision assets, page 86

5.	Please provide us your analysis supporting your consolidation of Colorado Investments Limited ("Colorado") and why the third-party interest in Colorado is accounted for as a collateralized borrowing rather than a noncontrolling interest in shareholders’ equity. Reference for us the authoritative literature you rely upon to support your accounting. In your response, tell us:
●	The equity interest you hold in Colorado;
●	The relevance of your assessment that Colorado does not meet the definition of a business; and
●	Why it is appropriate to charge/credit the statement of operations impact of a collateralized borrowing on your income/revenue line item in your statements of comprehensive income.

The Company owns 20.92% of the voting ownership interest of Colorado through one of its wholly owned subsidiaries, Prospect Investments LLC ("Prospect"), with the remaining 79.08% of the voting ownership interest owned by unaffiliated parties. Colorado is a Cayman company and was established (as set forth in Colorado’s memorandum of association) to engage in activities associated with the participation interest into the Petersen claims. Colorado was initially formed as a wholly owned subsidiary of Prospect. When the Company sold interests in Colorado to third parties, it first determined that it had retained a controlling financial interest in Colorado, and then determined how to account for the change in interest transaction and the appropriate financial statement presentation.

Control assessment

In accordance with its consolidation policy (as disclosed under note 2 (Summary of significant accounting policies—Consolidation) in the Company’s Annual Report on the Form 20-F for the year ended December 31, 2021), the Company assessed which consolidation guidance should be applied to Colorado. The Company has determined that it is exposed to the expected losses and expected residual returns of Colorado through its holding of a 20.92% equity interest and therefore holds a variable interest in Colorado. Pursuant to Article VI of the Sale and Contribution Agreement entered into in connection with the formation of Colorado, Prospect acts as the administrator and manager of the claims on behalf of Colorado.

While Colorado is legally managed by a board of directors, the board of directors has no decision-making authority over the activities that most significantly affect Colorado’s economics (i.e., the only relevant activity is ownership of the participation in the Peterson case and the directors cannot directly take any decisions on the case). Prospect, not the board of directors of Colorado, manages the litigation strategy of the Petersen case pursuant to Prospect’s contractual arrangements with the

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plaintiffs in the case, under the supervision of the Spanish bankruptcy court. Colorado acknowledges that in Article VI of the Contribution Agreement.

When assessing control, the Company considered the guidance in a December 6, 2004 speech made by SEC Associate Chief Accountant Jane Poulin:

Other "activities around the entity" that should be considered when applying FIN 46R include …service arrangements with investors and non-investors…. These activities can impact the entire analysis under FIN 46R including the assessment of whether an entity is a VIE as well as who is the primary beneficiary.”

The only activity that will significantly affect the economic performance of Colorado is the management of the claim, which is undertaken by Prospect by contract and is not a right held through its equity.

Based on the above assessment, the Company determined that Colorado is a variable interest entity (“VIE”) and should be consolidated under the variable interest model in ASC 810, which requires consolidation by the holder of a controlling financial interest as further described in the next paragraph.

After evaluation of the specific facts and circumstances surrounding Colorado, the Company concluded that Prospect is required to consolidate Colorado. This conclusion was based on the Company’s determination that it has both “power” through managing the significant activity via Prospect and “benefits” through its 20.92% equity holding, which results in being identified as the primary beneficiary and therefore having control of Colorado. The nonaffiliated investors do not have kick-out rights through voting interests over Prospect nor do they have substantive participating rights with respect to the decisions related to the activity that most significantly impacts Colorado’s economic performance.

Accounting for the change in interest

Once it initially determined that Burford had retained control of Colorado, management then determined the appropriate accounting to apply to account for the change in interest in Colorado, pursuant to ASC 810-10-45-21A(b). When there is a decrease in an ownership of a subsidiary, the appropriate guidance first depends on whether the subsidiary is a business.

To determine whether Colorado is a business, management considered paragraphs 55-5A and 55-5B of Accounting Standards Codification Topic 805 – Business Combinations (“ASC 805”), which provides guidance on whether a set of assets and activities constitute a business. ASC 805 requires first an evaluation of whether substantially all of the fair value of the gross assets is concentrated in a single identifiable asset or a group of similar assets. If that threshold is met, the set of assets and activities is not a business.

As per the above guidance, management concluded that Colorado is not a business since its only asset is a financial asset, which meets the “substantially all” threshold.

Pursuant to ASC 810-10-45-21A(b)(2), ASC 810’s change in interest guidance does not apply to a decrease in ownership of an interest in a subsidiary that is not a business if the substance of the transaction is addressed by other guidance.

Because Colorado is an entity that only holds financial assets (i.e., the participation in the Petersen claim), the substance of the transaction related to the issuance of equity interests in Colorado to third parties is a transfer of financial assets subject to the scope of ASC 860. The transfer of the ownership interests in Colorado should therefore be viewed from the perspective of the financial assets within the consolidated subsidiary as opposed to the transfer of shares of the consolidated subsidiary. Given Colorado (the “transferee”) remains consolidated by the Company (the “transferor”), after the issuance of the equity interests in Colorado to third parties the financial assets in Colorado will remain on the balance sheet of Burford and will not be derecognized. ASC 860-10-40-4(a) states that, if a transferee would be consolidated by the transferor, then the transferred financial assets would not be treated as having been sold in the financial statements being presented. That is because the determination of whether a transferor has surrendered control over transferred financial assets first considers whether the transferee would be consolidated by the transferor. In this case, Colorado remains consolidated by the

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Company and the transfer of the ownership interests in Colorado does not qualify for sale accounting. As a consequence, the issuance of equity interests in Colorado by the Company is accounted for as a collateralized borrowing (i.e., as a liability) rather than as non-controlling interests. Therefore, the cash received related to the third-party interests is recognized as a collateralized borrowing, which the Company has referred to as “Financial liabilities related to third-party interests in capital provision assets” in the Company’s consolidated financial statements.

Income statement presentation

The Company has elected the fair value option to account for the liability related to the collateralized borrowing in order to match the fair value accounting for the related assets. The changes in fair value of the liability are recognized as “unrealized gain/loss relating to third party interest in capital provision assets” within income in the Company’s consolidated income statement. The changes in the fair value of the participation in the Petersen claim (which is a capital provision asset) are included within capital provision income. Please see the Company’s response to Comment #1 explaining why the Company believes it is appropriate to present the change in the fair value of the liability included within income/revenues.

Compensation and benefits

Equity compensation, page 88

6.	Your disclosure appears to imply similar accounting for restricted stock grants with service and performance conditions versus those with service and market conditions. Please confirm that you apply the differing guidance in ASC 718-10-30-12 for the former and ASC 718-10-30-14 for the latter. Otherwise, tell us the impact on your financial statements for applying the differentiated accounting. In any regard, represent to us that in future filings you will modify your policy disclosure to explain the differing accounting for these awards.

The Company can confirm that it has applied the differing guidance in:

●	ASC 718-10-30-12 for restricted stock grants with service and performance conditions; and
●	ASC 718-10-30-14 for restricted stock grants with service and market conditions.

All costs for restricted stock grants with service and performance conditions are charged to compensation, including any adjustments where employees forfeit because a service condition or a performance condition is not satisfied.

The costs for restricted stock grants with service and market conditions are charged to compensation based on a calculation as to the fair value of the award at the date of grant. The expense based on the initial fair value relating to the market condition is recognized over the service period regardless of when, if ever, the market condition is satisfied. The only adjustment to the compensation expense would be with respect to any forfeitures relating to employees leaving and not meeting the service condition.

In addition, the Company confirms that in future filings the Company will modify its policy disclosure to explain the differing accounting for these awards.

Note 4: Income taxes, page 92

7.	Please tell us how the $3,177,000 of deferred tax asset for net operating loss carryforwards at December 31, 2021 in the table on page 94 is reasonable. In this regard, at the US federal maximum statutory rate of 21%, the $21 million in US federal net operating loss carryforwards would equate to a deferred tax asset of about $4.4 million; an amount in excess of the deferred tax asset you disclose and this does not include the $31 million of US state and $8 million of other foreign net operating loss carryforwards.

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The US federal net operating loss is lower for tax purposes than for accounting purposes due to the inclusion in US taxable income of amounts that are not included in book income. Therefore, the federal tax loss base from which the $3,177,000 deferred tax asset is calculated is lower than the book taxable loss. Further, the deferred tax asset is calculated at a 25% US tax rate, which includes a blended 4% rate for US states, as well as the 21% US federal rate. There is a valuation allowance that fully offsets the deferred tax asset for the foreign net operating loss carryforwards that results in no impact to the net deferred tax asset position.

Note 5: Segment reporting, page 94

8.	We note that your segment tables presented beginning on page 95 are essentially full statements of comprehensive income that include multiple profit measures while ASC 280-10-50-22 requires the disclosure of a single measure of segment profit or loss. Please provide us proposed revised segment disclosure to be provided in future filings that presents only a single measure of segment profit or loss in your financial statement footnotes.

The Company notes reference to the disclosure of a single measure of segment profit or loss as required under ASC 280-10-50-22 and will disclose its segment tables in future filings pursuant to the ASC paragraph as follows:

				Total
($ in thousands)	Capital	Asset Management and	Other	Burford-only	Adjustment for third-party	Total
December 31, 2021	provision	other services	corporate	segments	interests	consolidated
Capital provision income	99,754	—	—	99,754	27,795	127,549
Management fee income	—	10,510	—	10,510	(1,843)	8,667
Performance fee income	—	5,729	—	5,729	—	5,729
Income from BOF-C	—	9,798	—	9,798	(9,798)	—
Other services income	—	6,320	774	7,094	1,091	8,185
Income/(expense) relating to third-party interests in capital provision assets	—	—	—	—	2,028	2,028
Total segment revenues*	99,754	32,357	774	132,885	19,273	152,158

Operating expense	(87,420)	(33,280)	(21,488)	(142,188)	(3,635)	(145,823)
Total segment operating expenses	(87,420)	(33,280)	(21,488)	(142,188)	(3,635)	(145,823)

Segment income/(loss) from operations	12,334	(923)	(20,714)	(9,303)	15,638	6,335

Other expenses
Finance costs	(52,537)	(1,360)	(4,750)	(58,647)	—	(58,647)
Loss on debt buyback	(1,477)	(38)	(134)	(1,649)	—	(1,649)
Foreign currency transactions gains/(losses), net	—	—	(5,482)	(5,482)	—	(5,482)
Segment loss before taxation	(41,680)	(2,321)	(31,080)	(75,081)	15,638	(59,443)
*Includes the following revenue from contracts with customers for Services transferred over time		32,357		32,357		32,357

Note 6: Capital provision assets, page 98

9.	Please tell us why it is appropriate to include items other than realized gains/losses and the change in fair value of your capital provision assets in your capital provision income revenue line item as depicted in the

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table on page 99. In your response reference for us the authoritative literature you rely upon to support your position and address each of the following line items from the table:
●	interest income on certain capital provision-indirect assets;
●	interest and other income/(loss);
●	impairment of other asset;
●	foreign exchange gains/(losses);
●	net gain of derivative financial instruments;
●	loss on financial liabilities at fair value through profit or loss; and
●	gain/(loss) on equity securities.

All the items noted above are directly related to the capital provision asset activity and represent less than 10% of the sum of the items per the guidance in Rule 5-03 of Regulation S-X. The Company has addressed each item in more detail below.

●	Interest income on certain capital provision-indirect assets – this is income earned on capital provision assets held in the consolidated BCIM Strategic Value Master Fund LP. The assets are measured at fair value and a component of the revenue earned relates to statutory interest applied to the amount of the original merger proceeds.
●	Interest and other income/(loss) – this primarily relates to immaterial amounts of interest and other income earned on certain due from settlement of capital provision asset balances.
●	Impairment of other asset – this relates to the write-off of an immaterial asset (the $500k recognized in the year ended December 31, 2021 was the final remaining amount) that was the residual position from a book of legacy capital provision activity. There is therefore no expected continuing activity for this line item.
●	Foreign exchange gains/(losses) – this is the foreign currency gain or loss component associated with capital provision assets that are not denominated in the functional currency of the entity that holds the asset. For example, this would include the EUR/GBP foreign exchange difference relating to a EUR denominated capital provision asset held by a wholly owned entity within the Burford group with a GBP functional currency. This is therefore a component of the overall unrealized and realized gain or loss on the applicable capital provision assets.
●	Net gain of derivative financial instruments – this relates to immaterial gains and losses on two derivative financial instruments, one relating to an option in connection with the sale of an interest in a capital provision asset and the other relating to an option contract held as an economic hedge to a capital provision asset in the consolidated BCIM Strategic Value Master Fund LP. Both instruments directly impacted the revenues earned on the associated capital provision assets.
●	Loss on financial liabilities at fair value through profit or loss – this relates to losses on short equity positions that were held as an economic hedge to offset the market-based gains and losses on long equity positions, all held within the consolidated BCIM Strategic Value Master Fund LP. The underlying investment strategy is focused on earning an underlying litigation related return and not an outright position in a pure equity return.
●	Gain/(loss) on equity securities – this relates to one specific situation where the Company received equity securities in lieu of cash proceeds as part of a negotiated settlement relating to a capital provision asset. The value of the equity securities impacted the Company’s overall return on the associated capital provision asset and the immaterial amount of gains was therefore included in capital provision income.

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Should you have any questions or comments with respect to this letter, please contact me at (646) 849-9424 or kbrause@burfordcapital.com.

Sincerely,

BURFORD CAPITAL LIMITED

		By:	/s/ Kenneth A. Brause
			Name:	Kenneth A. Brause
			Title:	Chief Financial Officer

cc:	Mark N. Klein
Charles E. Utley

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